Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

January 10, 2017

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Marianne Dobelbower

Re:	Post-Effective Amendment No. 166 to the Registration Statement on Form N-1A of Deutsche Gold & Precious Metals Fund and Deutsche Science and Technology Fund (each, a “Fund,” and together, the “Funds”), each a series of Deutsche Securities Trust (the “Trust”) (Reg. Nos. 002-36238; 811-02021)

Dear Ms. Dobelbower:

In accordance with our recent conversations, please be advised that, on behalf of the Funds, we hereby request selective review by the Staff of the Securities and Exchange Commission (“SEC”) of the above-referenced Amendment to the Trust’s Registration Statement (the “Amendment”), which was filed with the SEC on December 2, 2016 (Accession number: 0000088053-16-002943).

Specifically, with respect to both Funds, we request that the Staff selectively review the disclosure contained in the Amendment that relates to Class T shares, which is a new class of shares that the Funds are registering pursuant to the Amendment. The Class T disclosure contained in the Amendment is substantially identical to the Class T disclosure contained in Post-Effective Amendment No. 139 to the Registration Statement on Form N-1A of Deutsche Global Income Builder Fund, a series of Deutsche Market Trust (Reg. Nos. 002-21789; 811-01236) (the “GIB Amendment”) (Accession No. 0000088053-16-002945). The Staff has completed its review of the GIB Amendment and provided comments on the Class T disclosure contained therein on Wednesday, January 4, 2017.

In addition, with respect to the Deutsche Science and Technology Fund only, we request that the Staff selectively review the disclosure relating to the addition of a new sub-advisor, Deutsche Asset Management International GmbH (formerly known as Deutsche Asset & Wealth Management International GmbH) (the “Sub-Advisor Disclosure”). The Sub-Advisor Disclosure was previously included in a post-effective amendment filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 on October 30, 2015 by Deutsche European Equity Fund (the “European Equity Fund Amendment”) (SEC Accession No. 0000088053-15-001165), which amendment was reviewed by the Staff of the SEC. With the exception of the change in name from Deutsche Asset & Wealth Management International GmbH to Deutsche Asset Management International GmbH, the Sub-Advisor Disclosure contained in the Amendment is substantially identical to the corresponding Sub-Advisor Disclosure contained in the European Equity Fund Amendment.

We also note that the Staff has previously granted Rule 485(b)(1)(vii) relief with respect to the Sub-Advisor Disclosure in connection with Post-Effective Amendment No. 158 to the Registration Statement on Form N-1A of Deutsche Real Estate Securities Income Fund, a series of Deutsche Securities Trust (Reg. Nos. 002-36238; 811-02021), which amendment was filed with the SEC on April 28, 2016 (SEC Accession No. 0000088053-16-001931).

As noted above and as indicated in the original transmittal letter to the Amendment, the Amendment was filed principally to (i) reflect the addition of Class T shares to each Fund, and (ii) for Deutsche Science and Technology Fund only, include information about the addition of a new sub-advisor, Deutsche Asset Management International GmbH. Other than the new Class T disclosure for both Funds and the Sub-Advisor Disclosure for Deutsche Science and Technology Fund, the Amendment does not contain any material changes to the Funds’ currently effective disclosure.

Please call me at (617) 295-3011 if you have any questions or comments. Thank you for your attention to this matter.

Sincerely,

/s/ James M. Wall

James M. Wall

Director & Senior Counsel

Deutsche Investment Management Americas Inc.

cc: John Marten, Esq., Vedder Price